Exhibit 99.09- NEWS Mar. 18, 2003


DataMEG Corp. Announces Plan to Make North Electric Company, Inc. a Fully-Reporting Public Company TUESDAY, MARCH 18, 2003 10:32 AM - BusinessWire

BOSTON, Mar 18, 2003 (BUSINESS WIRE) -- DataMEG Corp. (DTMG) announced today that they will be spinning their wholly-owned subsidiary, North Electric Company, Inc. (NECI), out as a fully-reporting publicly traded company.

The spin-off will commence following the release of DataMEG Corp's. Form 10-K.

NECI provides network-level monitoring and testing with automated fault isolation of converged broadband IP networks and MPLS based IP and optical transport networks. These emerging networks are not currently served by existing participants in the Operational Support System (OSS) or Service Assurance (SA) sectors of the communications industry. Our innovative products enable service providers to effectively introduce new services and to ensure optimal network performance to meet service level agreements through integrated system solutions that lower operational costs.

The Company stated that they will retain a 55% equity position in NECI and offer the remaining 45% equity ownership in NECI to the public. Andrew Benson, President DataMEG Corp. stated, "We feel the time is now appropriate for NECI to become its own self-sustaining business. NECI's funding requirements to complete their work on the products they will be bringing to market this year will be facilitated by the equity offering and releases DataMeg Corp, from the financing burden we have carried over the past two years. NECI will continue to pursue the marketing and customer associations and we feel very comfortable with the prospects we have and NECI's ability to create shareholder value for its future shareholders and the shareholders of DataMEG Corp."

The plan calls for an SB-2 Registration Statement to be filed following the release of DataMEG Corp.'s 10-K filing, and the Company expects that the SB-2 filing would become effective within the 60 day period following. NECI would trade on the OTCBB and is applying for the symbol NECI.

For further information about this release and the corporate on-goings at DTMG contact Rich Kaiser, Investor Relations, YES INTERNATIONAL, 800/631-8127

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect", "anticipate", "could", "would", "will", and "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, the successful completion of projects underway at North Electric Company and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks may be detailed from time to time in our filings with the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.